

Mail Stop 3030

January 26, 2010

Via U.S. Mail and Facsimile (631) 981-9751

Gary Pokrassa
Chief Financial Officer
Lakeland Industries, Inc.
701 Koehler Avenue Suite 7
Ronkonkoma, NY 11779

> **Re:** **Lakeland Industries Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2009**
> **Filed April 15, 2009**
> **Form 8-K/A filed July 25, 2008**
> **File No. 000-15535**

Dear Mr. Pokrassa:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 8-K in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Gary Pokrassa
Lakeland Industries, Inc.
January 26, 2010
Page 2

Form 8-K/A filed July 25, 2008

1.   We see that you completed the acquisition of Qualytextil, S.A., a Brazilian
        company, on May 13, 2008, and on July 25, 2008, filed the financial statements
        and pro forma financial information as required by Rule 8-04 and Rule 8-05 of
        Regulation S-X. However, we note that your independent auditors conducted
        their audit in accordance with generally accepted auditing standards in Brazil.
        We note that the instructions to Item 8.A.2 of the Form 20-F require that the
        financial statements must be audited in accordance with U.S. generally accepted
        auditing standards and the auditor must comply with U.S. and Commission
        standards for auditor independence. Please amend the Form 8-K to provide
        financial statements of Qualytextil, S.A. that have been audited in accordance
        with U.S. generally accepted auditing standards as required by Item 8.A.2 of
        Form 20-F.

        As appropriate, please amend your Form 8-K and respond to this comment within
10 calendar days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

Gary Pokrassa
Lakeland Industries, Inc.
January 26, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 or me at with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief